CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2024 AND 2023
MARCH 5, 2025

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Dec 31 2024	Dec 31 2023
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$131	$877
Accounts receivable		4,126	3,189
Inventory		2,793	2,034
Prepaids and other		279	471
Investments	7	—	525
Current portion of other long-term assets	8	76	71
		7,405	7,167
Exploration and evaluation assets	4	2,526	2,208
Property, plant and equipment	5	73,414	64,581
Lease assets	6	1,394	1,458
Other long-term assets	8	620	541
		$85,359	$75,955
LIABILITIES
Current liabilities
Accounts payable		$1,079	$1,418
Accrued liabilities		4,525	3,534
Current income taxes payable		92	—
Current portion of long-term debt	9	2,400	980
Current portion of other long-term liabilities	10	1,535	1,503
		9,631	7,435
Long-term debt	9	16,419	9,819
Other long-term liabilities	10	9,302	8,686
Deferred income taxes		10,539	10,183
		45,891	36,123
SHAREHOLDERS' EQUITY
Share capital	12	11,064	10,712
Retained earnings		28,103	28,948
Accumulated other comprehensive income	13	301	172
		39,468	39,832
		$85,359	$75,955
Commitments and contingencies (note 17)

Approved by the Board of Directors on March 5, 2025.

Canadian Natural Resources Limited	1	Three months and year ended December 31, 2024

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of Canadian dollars, except per common share amounts, unaudited)		Three Months Ended		Year Ended
	Note	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Product sales	18	$11,064	$10,679	$41,509	$40,835
Less: royalties		(1,596)	(1,126)	(5,853)	(4,867)
Revenue		9,468	9,553	35,656	35,968
Expenses
Production		2,008	2,056	8,093	8,480
Transportation, blending and feedstock		2,700	2,349	9,984	9,302
Depletion, depreciation and amortization	4,5,6	1,901	2,061	6,681	6,413
Administration		127	119	503	452
Share-based compensation	10	44	57	279	491
Asset retirement obligation accretion	10	98	91	389	366
Interest and other financing expense		142	117	592	636
Risk management loss (gain)	16	142	(24)	177	(2)
Foreign exchange loss (gain)		720	(265)	955	(279)
Loss (gain) from investments	7	—	34	(56)	(56)
		7,882	6,595	27,597	25,803
Earnings before taxes		1,586	2,958	8,059	10,165
Current income tax expense	11	221	505	1,531	1,879
Deferred income tax expense (recovery)	11	227	(174)	422	53
Net earnings		$1,138	$2,627	$6,106	$8,233
Net earnings per common share (1)
Basic	15	$0.54	$1.22	$2.87	$3.77
Diluted	15	$0.54	$1.21	$2.85	$3.74
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural Resources Limited	2	Three months and year ended December 31, 2024

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net earnings	$1,138	$2,627	$6,106	$8,233
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2023 – $nil) – three months ended; $nil (2023 – $nil) – year ended	1	—	2	2
Reclassification to net earnings, net of taxes of $nil (2023 – $nil) – three months ended; $nil (2023 – $nil) – year ended	(1)	—	(4)	(5)
	—	—	(2)	(3)
Foreign currency translation adjustment
Translation of net investment	101	(36)	131	(34)
Other comprehensive income (loss), net of taxes	101	(36)	129	(37)
Comprehensive income	$1,239	$2,591	$6,235	$8,196

Canadian Natural Resources Limited	3	Three months and year ended December 31, 2024

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2024	Dec 31 2023
Share capital	12
Balance – beginning of year		$10,712	$10,294
Issued upon exercise of stock options		280	372
Previously recognized liability on stock options exercised for common shares		358	435
Purchase of common shares under Normal Course Issuer Bid		(286)	(389)
Balance – end of year		11,064	10,712
Retained earnings
Balance – beginning of year		28,948	27,672
Net earnings		6,106	8,233
Dividends on common shares	12	(4,537)	(4,028)
Purchase of common shares under Normal Course Issuer Bid, including tax	12	(2,414)	(2,929)
Balance – end of year		28,103	28,948
Accumulated other comprehensive income	13
Balance – beginning of year		172	209
Other comprehensive income (loss), net of taxes		129	(37)
Balance – end of year		301	172
Shareholders' equity		$39,468	$39,832

Canadian Natural Resources Limited	4	Three months and year ended December 31, 2024

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Year Ended
(millions of Canadian dollars, unaudited)	Note	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Operating activities
Net earnings		$1,138	$2,627	$6,106	$8,233
Non-cash items
Depletion, depreciation and amortization	4,5,6	1,901	2,061	6,681	6,413
Share-based compensation		44	57	279	491
Asset retirement obligation accretion		98	91	389	366
Unrealized risk management (gain) loss		(4)	(7)	9	12
Unrealized foreign exchange loss (gain)		782	(276)	888	(260)
Loss (gain) from investments	7	—	40	(50)	(34)
Deferred income tax expense (recovery)		227	(174)	422	53
Realized foreign exchange loss on repayment of US dollar debt securities		—	—	135	—
Abandonment expenditures	10	(151)	(149)	(646)	(509)
Other		(40)	(17)	(84)	5
Net change in non-cash working capital		(563)	562	(743)	(2,417)
Cash flows from operating activities		3,432	4,815	13,386	12,353
Financing activities
Issuance (repayment) of bank credit facilities and commercial paper, net	9	5,466	(202)	5,466	—
Issuance of other long-term debt	9	2,639	—	2,639	—
Repayment of other long-term debt	9	—	(405)	(1,008)	(416)
Payment of lease liabilities	6	(84)	(79)	(325)	(285)
Issue of common shares on exercise of stock options	12	32	98	280	372
Dividends on common shares		(1,110)	(980)	(4,429)	(3,891)
Purchase of common shares under Normal Course Issuer Bid	12	(551)	(1,549)	(2,660)	(3,318)
Cash flows from (used in) financing activities		6,392	(3,117)	(37)	(7,538)
Investing activities
Net expenditures on exploration and evaluation assets	4,18	(19)	(12)	(92)	(44)
Net expenditures on property, plant and equipment	5,18	(1,281)	(963)	(5,291)	(4,865)
Acquisition of Chevron's assets	4,5,18	(9,163)	—	(9,163)	—
Net proceeds from investments	7	—	—	575	—
Net change in non-cash working capital		49	29	(124)	51
Cash flows used in investing activities		(10,414)	(946)	(14,095)	(4,858)
(Decrease) increase in cash and cash equivalents		(590)	752	(746)	(43)
Cash and cash equivalents – beginning of period		721	125	877	920
Cash and cash equivalents – end of period		$131	$877	$131	$877
Interest paid on long-term debt		$105	$112	$586	$602
Income taxes paid, net		$187	$761	$1,144	$3,317

Canadian Natural Resources Limited	5	Three months and year ended December 31, 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2023, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2023.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions, and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
Common Share Split and Comparative Figures
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.
2. CHANGE IN ACCOUNTING POLICIES
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. In October 2022, the IASB issued further amendments to specify that the classification of debt as current or non-current at the reporting date is not affected by covenants to be complied with after the reporting date. The amendments were adopted on January 1, 2024 and had no impact on the Company's interim consolidated financial statements.

Canadian Natural Resources Limited	6	Three months and year ended December 31, 2024

3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In April 2024, the IASB issued IFRS 18 "Presentation and Disclosure in Financial Statements", which provides presentation and disclosure requirements for the primary financial statements and related notes, replacing IAS 1 “Presentation of Financial Statements". IFRS 18 introduces defined categories for income and expenses and requires disclosure of new defined subtotals, including operating profit. The new standard also requires additional notes for management-defined performance measures and disclosure of certain expenses by nature. There are some associated changes to the statement of cash flows, including the starting point for the calculation of cash flows from operating activities and the categorization of interest and dividends. IFRS 18 is effective January 1, 2027, with early adoption permitted. The new standard is required to be adopted retrospectively. The Company is assessing the impact of IFRS 18 on the Company’s consolidated financial statements.
In May 2024, the IASB issued amendments to IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures" to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled using an electronic payment system. The amendments also clarify the requirements for assessing whether a financial asset meets the solely payments of principal and interest criterion, and adds disclosure requirements for financial instruments with certain contingent features and for equity investments designated at fair value through other comprehensive income. The amendments are effective January 1, 2026, with early adoption permitted. The amendments are required to be adopted retrospectively by adjusting the opening balance of financial assets, financial liabilities and retained earnings at the date of adoption. The Company is assessing the impact of the amendments on the Company’s consolidated financial statements.
4. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2023	$2,031	$—	$100	$77	$2,208
Additions, net	102	—	6	—	108
Acquisition of Chevron's assets (note 5)	320	—	—	—	320
Transfers to property, plant and equipment	(45)	—	—	(7)	(52)
Derecognitions and other (1)	—	—	(62)	—	(62)
Foreign exchange adjustments	—	—	4	—	4
At December 31, 2024	$2,408	$—	$48	$70	$2,526
(1)In connection with the Company’s notice of withdrawal from Block 11B/12B in South Africa in the second quarter of 2024, the Company derecognized $62 million of exploration and evaluation assets through depletion, depreciation and amortization expense.
In December 2024, the Company completed the acquisition of Chevron Canada Limited's ("Chevron") assets in the North America Exploration and Production and Oil Sands Mining and Upgrading segments, including exploration and evaluation assets of $320 million. Refer to note 5 for further details on the acquisition.

Canadian Natural Resources Limited	7	Three months and year ended December 31, 2024

5. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2023	$83,483	$8,606	$4,409	$49,375	$484	$566	$146,923
Additions	3,100	39	197	1,928	11	41	5,316
Acquisition of Chevron's assets	2,585	—	—	6,316	—	—	8,901
Transfers from exploration and evaluation assets	45	—	—	7	—	—	52
Change in ARO estimates	340	313	8	175	—	—	836
Derecognitions (1)	(589)	(18)	—	(456)	—	—	(1,063)
Foreign exchange adjustments and other	—	791	409	—	—	—	1,200
At December 31, 2024	$88,964	$9,731	$5,023	$57,345	$495	$607	$162,165
Accumulated depletion and depreciation
At December 31, 2023	$58,840	$8,382	$3,358	$11,105	$213	$444	$82,342
Expense	3,741	96	192	2,086	16	26	6,157
Derecognitions (1)	(589)	(18)	—	(456)	—	—	(1,063)
Recoverability charge (2)	—	160	—	—	—	—	160
Foreign exchange adjustments and other	18	772	335	30	—	—	1,155
At December 31, 2024	$62,010	$9,392	$3,885	$12,765	$229	$470	$88,751
Net book value
At December 31, 2024	$26,954	$339	$1,138	$44,580	$266	$137	$73,414
At December 31, 2023	$24,643	$224	$1,051	$38,270	$271	$122	$64,581
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.
(2)The Company continues to refine its project scope and cost estimates related to its long-term abandonment activities at the Ninian field in the North Sea. At December 31, 2024, the Company recognized a non-cash charge of $21 million, net of tax recoveries (December 31, 2023 - $113 million, net of tax recoveries), comprised of a recoverability charge recognized in depletion, depreciation and amortization expense, net of deferred tax recoveries of $139 million (December 31, 2023 - $323 million). The Company's estimate of its asset retirement obligation liability, including the Ninian field recoverability charges and associated tax recoveries, is subject to revision in future periods as abandonment efforts progress.
Acquisition of Chevron's Assets
In December 2024, the Company completed the acquisition of Chevron's assets for total cash consideration of $9,163 million, subject to final closing adjustments. The acquisition includes a 70% operated working interest in the light crude oil and liquids-rich Duvernay asset play in Alberta and a 20% working interest in AOSP. As a result of the acquisition, the Company now has a 90% direct and indirect working interest in AOSP, which includes the Muskeg River and Jackpine mines, the Scotford Upgrader, and the Quest Carbon Capture and Storage facility ("Quest"). The acquisition also includes various working interests in a number of other non-producing oil sands leases. The Company consolidates its interests in the assets, liabilities, revenue, and expenses of both the AOSP and Duvernay joint operations.
In connection with the acquisition, the Company arranged a fully committed $4,000 million non-revolving term credit facility maturing December 2027 (note 9), and assumed certain product transportation and processing commitments (note 17).

Canadian Natural Resources Limited	8	Three months and year ended December 31, 2024

The acquisition has been accounted for as a business combination using the acquisition method of accounting. The allocation of the purchase price was based on management's best estimates of the fair value of the assets and liabilities acquired as at the acquisition date. Key assumptions used in the determination of estimated fair value were future commodity prices, expected production volumes, quantity of reserves, asset retirement obligations, future development and production costs, discount rates, and income taxes. The fair value of working capital approximates its carrying value. The below amounts are estimates, and may be subject to change based on the receipt of new information.
The following provides a summary of the net assets acquired relating to the acquisition:

Property, plant and equipment	$8,901
Exploration and evaluation assets	320
Working capital	115
Asset retirement obligations	(173)
Net assets acquired	$9,163
As a result of the acquisition, revenue increased by approximately $222 million to $35,656 million and net operating income (comprised of revenue less production, and transportation, blending and feedstock expenses) increased by approximately $109 million to $17,579 million for the year ended December 31, 2024. Including the impact of interest expense and depletion, depreciation and amortization, earnings before tax increased by approximately $23 million for the year ended December 31, 2024.
If the acquisition had been completed on January 1, 2024, the Company estimates that pro forma revenue would have increased by approximately $2,700 million and pro forma net operating income would have increased by approximately $1,475 million for the year ended December 31, 2024. Including the impact of interest expense and depletion, depreciation and amortization, the Company estimates earnings before tax would have increased by approximately $570 million for the year ended December 31, 2024. Readers are cautioned that pro forma estimates are not necessarily indicative of the results of operations that would have resulted had the acquisition actually occurred on January 1, 2024, or of future results. Pro forma results are based on historical information and reflect actual production in the period available for the assets as provided to the Company and do not include any synergies that have or may arise subsequent to the acquisition date.
Other Matters
As at December 31, 2024, the Company determined that there were no indicators of impairment with respect to its property, plant and equipment. Although there were no indicators of impairment, the Company completed its normal course assessment of the recoverability of its property, plant and equipment and exploration and evaluation assets, and determined the carrying amounts of all its cash generating units to be recoverable, except for certain North Sea property, plant and equipment where recoverability charges have been recognized related to ongoing abandonment activities at the Ninian field.
6. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2023	$840	$482	$71	$65	$1,458
Additions	5	118	40	68	231
Depreciation	(96)	(135)	(51)	(20)	(302)
Foreign exchange adjustments and other	3	3	4	(3)	7
At December 31, 2024	$752	$468	$64	$110	$1,394

Canadian Natural Resources Limited	9	Three months and year ended December 31, 2024

Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at December 31, 2024 were as follows:

	Dec 31 2024	Dec 31 2023
Lease liabilities	$1,464	$1,555
Less: current portion	255	298
	$1,209	$1,257
Total cash outflows for leases for the three months ended December 31, 2024, including payments related to short-term leases not reported as lease assets, were $346 million (three months ended December 31, 2023 – $302 million; year ended December 31, 2024 – $1,333 million; year ended December 31, 2023 – $1,325 million). Interest expense on leases for the three months ended December 31, 2024 was $16 million (three months ended December 31, 2023 – $16 million; year ended December 31, 2024 – $69 million; year ended December 31, 2023 – $64 million).
7. INVESTMENTS
During the second quarter of 2024, the Company sold its 22.6 million common share investment in PrairieSky Royalty Ltd. ("PrairieSky") for $25.65 per common share with net proceeds at close, after fees and expenses, of $575 million. During the year ended December 31, 2024, the Company realized a $50 million gain on the investment in PrairieSky and dividend income of $6 million.
8. OTHER LONG-TERM ASSETS

	Dec 31 2024	Dec 31 2023
Long-term prepayments, contracts and other (1)	$313	$279
Prepaid cost of service tolls	166	179
Long-term inventory	204	141
Risk management (note 16)	13	13
	696	612
Less: current portion	76	71
	$620	$541
(1)Includes physical product sales contracts, accrued interest on PRT recoveries, and the unamortized cost of contributions to the Company's employee bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a 50,000 barrels per day bitumen upgrader and refinery that processes approximately 12,500 barrels per day of bitumen feedstock for the Company (25% toll payer) and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 17). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 18).
During the third quarter of 2024, NWRP repaid $500 million of 3.20% series A bonds.
During the second quarter of 2024, NWRP issued $700 million of 4.85% series P bonds due June 2034 and $600 million of 5.08% series Q bonds due June 2054.
During the second quarter of 2024, NWRP amended its syndicated credit facility to extend the revolving facility originally maturing June 2025 to June 2027, reduce the availability on the revolving facility from $2,175 million to $1,900 million, and reduce the availability of the non-revolving facility from $940 million to $500 million. Additionally, in the third and fourth quarter of 2024, NWRP repaid an additional $150 million and $100 million, respectively, on the non-revolving facility, reducing the availability to $250 million.

Canadian Natural Resources Limited	10	Three months and year ended December 31, 2024

The carrying value of the Company's interest in NWRP is $nil, and as at December 31, 2024, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $509 million (December 31, 2023 – $555 million). For the three months ended December 31, 2024, the Company's recovery of its share of unrecognized equity losses was $1 million (year ended December 31, 2024 – recovery of unrecognized equity losses of $46 million; three months ended December 31, 2023 – unrecognized equity loss of $5 million; year ended December 31, 2023 – unrecognized equity loss of $4 million).
9. LONG-TERM DEBT

	Dec 31 2024	Dec 31 2023
Canadian dollar denominated debt, unsecured
Medium-term notes	$1,466	$1,286

US dollar denominated debt, unsecured
Bank credit facilities (December 31, 2024 – US$3,393 million; December 31, 2023 – US$nil)	4,888	—
Commercial paper (December 31, 2024 – US$467 million; December 31, 2023 – US$nil)	672	—
US dollar debt securities (December 31, 2024 – US$8,250 million; December 31, 2023 – US$7,250 million)	11,883	9,573
	18,909	10,859
Less: original issue discounts, net (1)	12	11
transaction costs (1) (2)	78	49
	18,819	10,799
Less: current portion of commercial paper	672	—
current portion of long-term debt (1) (2)	1,728	980
	$16,419	$9,819
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency, and other professional fees.
Bank Credit Facilities and Commercial Paper
As at December 31, 2024, the Company had undrawn revolving bank credit facilities of $4,562 million. Additionally, the Company had in place a fully drawn term credit facility of $4,000 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. As at December 31, 2024, the Company had $672 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing February 2026;
▪a $2,425 million revolving syndicated credit facility, maturing June 2027;
▪a $4,000 million non-revolving term credit facility, maturing December 2027; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2028.
During the fourth quarter of 2024, the Company extended its $2,425 million revolving syndicated credit facility originally maturing June 2025 to June 2028, and its $500 million revolving credit facility from February 2025 to February 2026.
During the fourth quarter of 2024 and in connection with the acquisition of Chevron's assets, the Company entered into a $4,000 million non-revolving term credit facility maturing December 2027 (note 5).
Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.

Canadian Natural Resources Limited	11	Three months and year ended December 31, 2024

The Company's weighted average interest rate on bank credit facilities and commercial paper outstanding for the year ended December 31, 2024 was 5.4% (December 31, 2023 – N/A), and on total long-term debt outstanding for the year ended December 31, 2024 was 4.9% (December 31, 2023 – 4.8%).
As at December 31, 2024, letters of credit and guarantees aggregating to $1,542 million were outstanding (December 31, 2023 – $446 million).
Medium-Term Notes
During the fourth quarter of 2024, the Company issued, by private placement, $500 million of 4.15% medium-term notes due December 2031.
During the second quarter of 2024, the Company repaid $320 million of 3.55% medium-term notes.
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. During 2024, no medium-term notes were issued in Canada under the base shelf prospectus.
US Dollar Debt Securities
During the fourth quarter of 2024, the Company issued, by private placement, US$750 million of 5.00% notes due December 2029 and US$750 million of 5.40% notes due December 2034.
Subsequent to December 31, 2024, the Company repaid US$600 million of 3.90% US dollar debt securities due February 2025.
During the second quarter of 2024, the Company repaid US$500 million of 3.80% US dollar debt securities.
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance. During 2024, no US dollar debt securities were issued in the United States under the base shelf prospectus.
10. OTHER LONG-TERM LIABILITIES

	Dec 31 2024	Dec 31 2023
Asset retirement obligations	$8,607	$7,690
Lease liabilities (note 6)	1,464	1,555
Share-based compensation	620	780
Transportation and processing contracts	58	87
Risk management (note 16)	8	4
Other	80	73
	10,837	10,189
Less: current portion	1,535	1,503
	$9,302	$8,686

Canadian Natural Resources Limited	12	Three months and year ended December 31, 2024

Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.8% (December 31, 2023 – 5.2%) and inflation rates of up to 2% (December 31, 2023 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Dec 31 2024	Dec 31 2023
Balance – beginning of year	$7,690	$6,908
Liabilities incurred	28	25
Liabilities acquired, net	171	—
Liabilities settled	(646)	(509)
Asset retirement obligation accretion	389	366
Revision of cost, inflation and timing estimates (1)	417	621
Change in discount rates	419	314
Foreign exchange adjustments	139	(35)
Balance – end of year	8,607	7,690
Less: current portion	787	634
	$7,820	$7,056
(1)Includes normal course revisions of cost, inflation and timing estimates, as well as revisions related to cost estimate increases on future abandonment of the Ninian field assets in the North Sea.
Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, and by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Dec 31 2024	Dec 31 2023
Balance – beginning of year	$780	$832
Share-based compensation expense	279	491
Cash payment for stock options surrendered and PSUs vested	(84)	(110)
Transferred to common shares	(358)	(435)
Other	3	2
Balance – end of year	620	780
Less: current portion	463	538
	$157	$242

Canadian Natural Resources Limited	13	Three months and year ended December 31, 2024

11. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended		Year Ended
Expense (recovery)	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Current corporate income tax – North America (1)	$261	$487	$1,654	$1,853
Current corporate income tax – North Sea	(11)	3	(41)	(6)
Current corporate income tax – Offshore Africa	35	20	57	73
Current PRT (2) – North Sea	(67)	(13)	(134)	(58)
Other taxes	3	8	(5)	17
Current income tax	221	505	1,531	1,879
Deferred corporate income tax	372	64	520	267
Deferred PRT (2) – North Sea	(145)	(238)	(98)	(214)
Deferred income tax	227	(174)	422	53
Income tax	$448	$331	$1,953	$1,932
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.
As at December 31, 2024, the Company recognized deferred tax recoveries comprised of a deferred corporate income tax recovery of $50 million (December 31, 2023 – $118 million) and a deferred PRT recovery of $89 million (December 31, 2023 – $205 million) in connection with the increase in the Company's estimate of future abandonment costs for the planned decommissioning activities at the Ninian field in the North Sea.
12. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Year Ended Dec 31, 2024
Issued Common Shares(1)	Number of shares (thousands)	Amount
Balance – beginning of year	2,144,815	$10,712
Issued upon exercise of stock options	13,531	280
Previously recognized liability on stock options exercised for common shares	—	358
Purchase of common shares under Normal Course Issuer Bid	(55,350)	(286)
Balance – end of year	2,102,996	$11,064
Dividends(1)
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share, beginning with the dividend payable on April 4, 2025.
On October 7, 2024, the Board of Directors approved a 7% increase in the quarterly dividend to $0.5625 per common share, beginning with the dividend paid on January 3, 2025. On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share.
On November 1, 2023, the Board of Directors approved an 11% increase in the quarterly dividend to $0.50 per common share. On March 1, 2023, the Board of Directors approved a 6% increase in the quarterly dividend to $0.45 per common share.
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural Resources Limited	14	Three months and year ended December 31, 2024

Normal Course Issuer Bid(1)
On March 8, 2024, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 180,462,858 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2024 and ending March 12, 2025.
For the year ended December 31, 2024, the Company purchased 55,350,000 common shares at a weighted average price of $48.07 per common share for a total cost, including tax, of $2,700 million. Retained earnings were reduced by $2,414 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to December 31, 2024, up to and including March 4, 2025, the Company purchased 7,740,000 common shares at a weighted average price of $44.11 per common share for a total cost, including tax, of $344 million.
On March 5, 2025, the Board of Directors approved a resolution authorizing the Company to file a Notice of Intention with the TSX to purchase, by way of Normal Course Issuer Bid, up to 10% of the public float (as determined in accordance with the rules of the TSX) of its issued and outstanding common shares. Subject to acceptance of the Notice of Intention by the TSX, the purchases would be made through facilities of the TSX, alternative Canadian trading platforms, and the NYSE.
Share-Based Compensation – Stock Options(1)
The following table summarizes information relating to stock options outstanding as at December 31, 2024:

	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of year	52,410	$26.80
Granted	15,906	$44.82
Exercised for common shares	(13,531)	$20.69
Surrendered for cash settlement	(384)	$22.19
Forfeited	(3,595)	$29.69
Outstanding – end of year	50,806	$33.90
Exercisable – end of year	10,033	$26.67
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.
13. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Dec 31 2024	Dec 31 2023
Derivative financial instruments designated as cash flow hedges	$70	$72
Foreign currency translation adjustment	231	100
	$301	$172
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural Resources Limited	15	Three months and year ended December 31, 2024

14. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. As at December 31, 2024, the ratio was within the target range at 32.1%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Dec 31 2024	Dec 31 2023
Long-term debt	$18,819	$10,799
Less: cash and cash equivalents	131	877
Long-term debt, net	$18,688	$9,922
Total shareholders' equity	$39,468	$39,832
Debt to book capitalization	32.1%	19.9%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at December 31, 2024, the Company was in compliance with this covenant.
15. NET EARNINGS PER COMMON SHARE(1)

		Three Months Ended		Year Ended
		Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Weighted average common shares outstanding – basic (thousands of shares)		2,108,047	2,159,647	2,125,804	2,182,623
Effect of dilutive stock options (thousands of shares)		12,336	20,005	14,625	21,625
Weighted average common shares outstanding – diluted (thousands of shares)		2,120,383	2,179,652	2,140,429	2,204,248
Net earnings		$1,138	$2,627	$6,106	$8,233
Net earnings per common share	– basic	$0.54	$1.22	$2.87	$3.77
	– diluted	$0.54	$1.21	$2.85	$3.74
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural Resources Limited	16	Three months and year ended December 31, 2024

16. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, investments, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of investments and risk management assets and liabilities, are classified as financial assets and liabilities at amortized cost. Investments are classified as financial assets at fair value through profit or loss. Risk management assets and liabilities are classified as derivatives held for trading or as cash flow hedges.
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Dec 31 2024	Dec 31 2023
Balance – beginning of year	$9	$6
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (1) (2) (3)	(6)	3
Foreign exchange	1	—
Other comprehensive income	1	—
Balance – end of year	5	9
Less: current portion	5	8
	$—	$1
(1)Risk management assets and liabilities are disclosed in note 8 and note 10, respectively.
(2)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
(3)In the fourth quarter of 2023, the Company entered into fixed price financial contracts to buy 50,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2024.
Net loss (gain) from risk management activities was as follows:

	Three Months Ended		Year Ended
	Dec 31 2024	Dec 31 2023	Dec 31 2024	Dec 31 2023
Net realized risk management loss (gain)	$146	$(17)	$168	$(14)
Net unrealized risk management (gain) loss	(4)	(7)	9	12
	$142	$(24)	$177	$(2)
The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Dec 31, 2024
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$13,259	$13,186
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	17	Three months and year ended December 31, 2024

Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 4 and 19 of the Company's audited consolidated financial statements for the year ended December 31, 2023.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. As at December 31, 2024, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries.
As at December 31, 2024, the Company had US$2,187 million of foreign currency forward contracts outstanding (December 31, 2023 – US$1,003 million), with original terms of up to 90 days, of which US$1,521 million were designated as derivatives held for trading (December 31, 2023 – US$1,003 million) and US$666 million were designated as cash flow hedges (December 31, 2023 – US$nil).
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at December 31, 2024, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	18	Three months and year ended December 31, 2024

As at December 31, 2024, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,079	$—	$—	$—
Accrued liabilities	$4,525	$—	$—	$—
Long-term debt (1)	$2,400	$941	$7,494	$8,074
Other long-term liabilities (2)	$263	$187	$405	$617
Interest and other financing expense (3)	$1,024	$951	$1,978	$3,574
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $255 million; one to less than two years, $187 million; two to less than five years, $405 million; and thereafter, $617 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at December 31, 2024.
17. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter
Product transportation, purchases and processing (1) (2) (3)	$2,249	$2,245	$2,097	$1,983	$1,882	$19,310
North West Redwater Partnership service toll (4)	$141	$121	$103	$104	$104	$4,203
Offshore vessels and equipment	$88	$—	$—	$—	$—	$—
Field equipment and power (3)	$43	$29	$29	$28	$27	$216
Other	$124	$111	$21	$22	$21	$247
(1)The Company's commitment for the 20-year product transportation agreement on the Trans Mountain Expansion ("TMX") pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)During the third quarter of 2024, the Company increased its total committed capacity on the TMX pipeline to 169,000 bbl/d, an incremental 75,000 bbl/d over the 20-year term.
(3)The acquisition of Chevron's assets in the fourth quarter of 2024 included approximately $1,292 million of product transportation and processing commitments and approximately $75 million of field equipment and power commitments (note 5).
(4)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $2,161 million of interest payable over the 40-year tolling period, ending in 2058 (note 8).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	19	Three months and year ended December 31, 2024

18. SEGMENTED INFORMATION

	North America				North Sea				Offshore Africa				Total Exploration and Production
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Segmented product sales
Crude oil and NGLs	$4,830	$4,451	$18,740	$17,375	$102	$163	$467	$435	$67	$176	$434	$577	$4,999	$4,790	$19,641	$18,387
Natural gas	414	560	1,415	2,375	3	2	7	7	8	13	42	51	425	575	1,464	2,433
Other income and revenue (1)	16	5	6	10	—	—	4	—	1	2	4	9	17	7	14	19
Total segmented product sales	5,260	5,016	20,161	19,760	105	165	478	442	76	191	480	637	5,441	5,372	21,119	20,839
Less: royalties	(756)	(585)	(2,876)	(2,443)	—	—	(1)	(1)	(4)	(18)	(24)	(57)	(760)	(603)	(2,901)	(2,501)
Segmented revenue	4,504	4,431	17,285	17,317	105	165	477	441	72	173	456	580	4,681	4,769	18,218	18,338
Segmented expenses
Production	759	830	3,249	3,617	121	129	440	342	23	47	109	141	903	1,006	3,798	4,100
Transportation, blending and feedstock	1,609	1,530	6,184	5,808	1	1	10	7	1	—	1	1	1,611	1,531	6,195	5,816
Depletion, depreciation and amortization	1,010	971	3,831	3,679	221	466	279	494	46	66	297	213	1,277	1,503	4,407	4,386
Asset retirement obligation accretion	58	58	231	234	17	12	65	46	3	2	9	8	78	72	305	288
Risk management loss (commodity derivatives)	—	7	7	24	—	—	—	—	—	—	—	—	—	7	7	24
Total segmented expenses	3,436	3,396	13,502	13,362	360	608	794	889	73	115	416	363	3,869	4,119	14,712	14,614
Segmented earnings (loss)	$1,068	$1,035	$3,783	$3,955	$(255)	$(443)	$(317)	$(448)	$(1)	$58	$40	$217	$812	$650	$3,506	$3,724
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management loss (gain) (other)
Foreign exchange loss (gain)
Loss (gain) from investments
Total non-segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	20	Three months and year ended December 31, 2024

	Oil Sands Mining and Upgrading				Midstream and Refining				Inter–segment Elimination and Other				Total
	Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended		Three Months Ended		Year Ended
	Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31		Dec 31
(millions of Canadian dollars, unaudited)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Segmented product sales
Crude oil and NGLs (2)	$5,362	$5,042	$19,263	$18,661	$21	$20	$82	$76	$(1)	$(23)	$98	$176	$10,381	$9,829	$39,084	$37,300
Natural gas	—	—	—	—	—	—	—	—	26	28	104	142	451	603	1,568	2,575
Other income and revenue (1)	19	3	16	5	193	236	813	926	3	1	14	10	232	247	857	960
Total segmented product sales	5,381	5,045	19,279	18,666	214	256	895	1,002	28	6	216	328	11,064	10,679	41,509	40,835
Less: royalties	(836)	(523)	(2,952)	(2,366)	—	—	—	—	—	—	—	—	(1,596)	(1,126)	(5,853)	(4,867)
Segmented revenue	4,545	4,522	16,327	16,300	214	256	895	1,002	28	6	216	328	9,468	9,553	35,656	35,968
Segmented expenses
Production	1,019	947	3,921	3,989	70	89	315	332	16	14	59	59	2,008	2,056	8,093	8,480
Transportation, blending and feedstock (2)	915	663	2,959	2,563	164	166	685	664	10	(11)	145	259	2,700	2,349	9,984	9,302
Depletion, depreciation and amortization	621	554	2,258	2,011	3	4	16	16	—	—	—	—	1,901	2,061	6,681	6,413
Asset retirement obligation accretion	20	19	84	78	—	—	—	—	—	—	—	—	98	91	389	366
Risk management loss (commodity derivatives)	—	—	—	—	—	—	—	—	—	—	—	—	—	7	7	24
Total segmented expenses	2,575	2,183	9,222	8,641	237	259	1,016	1,012	26	3	204	318	6,707	6,564	25,154	24,585
Segmented earnings (loss)	$1,970	$2,339	$7,105	$7,659	$(23)	$(3)	$(121)	$(10)	$2	$3	$12	$10	$2,761	$2,989	$10,502	$11,383
Non-segmented expenses
Administration													127	119	503	452
Share-based compensation													44	57	279	491
Interest and other financing expense													142	117	592	636
Risk management loss (gain) (other)													142	(31)	170	(26)
Foreign exchange loss (gain)													720	(265)	955	(279)
Loss (gain) from investments													—	34	(56)	(56)
Total non-segmented expenses													1,175	31	2,443	1,218
Earnings before taxes													1,586	2,958	8,059	10,165
Current income tax													221	505	1,531	1,879
Deferred income tax													227	(174)	422	53
Net earnings													$1,138	$2,627	$6,106	$8,233
(1)Includes the sale of diesel and other refined products in the Midstream and Refining segment, and other income.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	21	Three months and year ended December 31, 2024

Capital Expenditures(1)

	Year Ended
	Dec 31, 2024			Dec 31, 2023
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America (3)	$406	$(29)	$377	$41	$(36)	$5
Offshore Africa	6	(62)	(56)	3	—	3
Oil Sands Mining and Upgrading (3)	—	(7)	(7)	—	(25)	(25)
	412	(98)	314	44	(61)	(17)
Property, plant and equipment
Exploration and Production
North America (3)	5,627	(146)	5,481	2,729	(321)	2,408
North Sea	39	295	334	33	525	558
Offshore Africa	197	8	205	169	18	187
	5,863	157	6,020	2,931	222	3,153
Oil Sands Mining and Upgrading (3)	8,104	(134)	7,970	1,894	(251)	1,643
Midstream and Refining	11	—	11	10	—	10
Head Office	41	—	41	30	—	30
	14,019	23	14,042	4,865	(29)	4,836
	$14,431	$(75)	$14,356	$4,909	$(90)	$4,819
(1)This table provides a reconciliation of capitalized costs, reported in note 4 and note 5, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
(3)Includes cash consideration paid of $320 million for exploration and evaluation assets and $2,553 million for property, plant and equipment within the North America Exploration and Production segment, and $6,175 million for property, plant and equipment within the Oil Sands Mining and Upgrading segment acquired from Chevron in the fourth quarter of 2024.
Segmented Assets

	Dec 31 2024	Dec 31 2023
Exploration and Production
North America	$32,670	$30,058
North Sea	702	602
Offshore Africa	1,412	1,380
Other	31	32
Oil Sands Mining and Upgrading	49,221	42,865
Midstream and Refining	1,099	856
Head Office	224	162
	$85,359	$75,955

Canadian Natural Resources Limited	22	Three months and year ended December 31, 2024

19. SUBSEQUENT EVENTS
On January 29, 2025, the Company announced that pursuant to an agreement with Shell Canada Limited and affiliates ("Shell") and as a result of certain conditions being met, the Company will acquire a 10% working interest in the AOSP mines, associated reserves and additional working interests in a number of other non-producing oil sands leases in exchange for a 10% working interest in the Scotford Upgrader and Quest. Following the close of the transaction, the Company will have a 100% direct working interest in the AOSP mines and an 80% interest in the Scotford Upgrader and Quest, where Shell will remain operator. The transaction does not include an exchange of cash, except for regular closing adjustments for working capital. The acquisition is targeted to close in the first half of 2025, subject to obtaining the necessary regulatory approvals.

Canadian Natural Resources Limited	23	Three months and year ended December 31, 2024

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2023. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended December 31, 2024:
Interest coverage (times)
Net earnings (1)	14.6x
Adjusted funds flow (2)	28.7x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	24	Three months and year ended December 31, 2024